                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                          Capital Southwest Corporation
                          -----------------------------
                                (Name of Issuer)

                           Common Stock, $1 Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    140501107
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 2007
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box |X|.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

------------

(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 140501107                   13D                    Page 2 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NED SHERWOOD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  49,938
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   184,554
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              73,938
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              184,554
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    258,492
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 140501107                   13D                    Page 3 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ZS CROSSOVER II GP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   174,332
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              174,332
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    174,332
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 140501107                   13D                    Page 4 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ZS CROSSOVER II L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   106,342
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              106,342
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    106,342
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 140501107                   13D                    Page 5 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ZS SPECIAL I L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   67,990
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              67,990
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    67,990
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 140501107                   13D                    Page 6 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MRMP TRUST
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    SOUTH DAKOTA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  49,938
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              49,938
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    49,938
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 140501107                   13D                    Page 7 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THE NED AND EMILY SHERWOOD FOUNDATION
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   10,222
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              10,222
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    10,222
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 140501107                   13D                    Page 8 of 14 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This statement  relates to shares of the Common Stock,  $1 Par Value
(the "Shares"), of Capital Southwest Corporation (the "Issuer").  The address of the principal  executive offices of the Issuer is 12900 Preston Road, Suite 700,
Dallas, Texas 75230.

Item 2.     IDENTITY AND BACKGROUND.

      (a)   This  statement is being filed by Ned Sherwood,  ZS Crossover II GP,
L.L.C.  ("Crossover GP"), a Delaware limited liability company,  ZS Crossover II
L.P.  ("Crossover  II"),  a  Delaware  limited  partnership,  ZS  Special I L.P.
("Special I"), a Delaware  limited  partnership,  MRMP Trust  ("MRMP"),  a South
Dakota trust and The Ned And Emily Sherwood  Foundation  (the  "Foundation"),  a
charitable foundation organized in the State of Delaware.  Each of the foregoing is  referred  to as a  "Reporting  Person" and  collectively  as the  "Reporting
Persons."

            The  Reporting  Persons have entered into a Joint Filing  Agreement, dated  August 16,  2007,  a copy of which is attached  as an exhibit  hereto and incorporated  herein by reference,  pursuant to which the Reporting Persons have agreed to file this statement  jointly in accordance with the provisions of Rule
13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange
Act"). The Reporting Persons expressly  disclaim that they have agreed to act as a group other than as described in this Schedule 13D.  Pursuant to Rule 13d-4 of the Exchange Act, the  Reporting  Persons  expressly  declare that the filing of this  statement  shall not be construed as an admission that any such person is, for the purposes of Section  13(d) and/or  Section  13(g) of the Exchange Act or
otherwise, the beneficial owner of any securities covered by this statement held by any other person.

      (b) The principal business address of each of Mr. Sherwood,  Crossover GP,
Crossover II, Special I, MRMP and the Foundation is 1133 Avenue of the Americas,
New York, New York 10036.

      (c) The principal  business of Mr.  Sherwood is as serving as a management committee  member of  Crossover  GP and as the Chief  Executive  Officer  of the
general  partner  of ZS Fund  L.P.,  a private  equity  firm  engaged  in making long-term  investments  in  successful  middle-market  companies.  The principal business of Crossover GP is serving as the general  partner of each of Crossover
II and  Special I. The  principal  business  of  Crossover  II and  Special I is acquiring, holding and disposing of investments in various companies. MRMP is an investment  vehicle owned by the Sherwood family. The Foundation is a charitable foundation for which Mr. Sherwood serves as a board member.

      (d)   No Reporting Person has, during the last five years,  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e)   No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a result of such  proceeding  was or is subject to a judgment,  decree or final  order  enjoining  future  violations  of,  or  prohibiting  or  mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------------------                                    ----------------------
CUSIP No. 140501107                   13D                    Page 9 of 14 Pages
----------------------                                    ----------------------

      (f)   Mr. Sherwood is a citizen of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate purchase cost of the 258,492 Shares beneficially owned by the Reporting Persons is approximately $34,503,085.  The 106,342 Shares owned by Crossover  II and the 67,990  Shares  owned by Special I were  acquired  with their working capital. The 49,938 Shares owned by MRMP were acquired with MRMP's investment  capital.  The 10,222 Shares owned by the  Foundation  where acquired with the Foundation's investment capital.

Item 4.     PURPOSE OF TRANSACTION.

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            On August 16, 2007,  Crossover II delivered a letter to the Board of
Directors of the Issuer  expressing its belief that the Issuer's Shares trade at an excessive discount to the market value of its assets and highlighting several concerns it has about  certain  aspects of the  strategy  and  direction  of the
Issuer.  In the letter,  Crossover II  recommends  that the Issuer take steps to narrow the gap between the Issuer's  intrinsic  value and its stock  price.  The letter  is  attached  hereto  as  Exhibit  99.2 and is  incorporated  herein  by reference.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. The Reporting  Persons intend to review their  investment  in the Issuer on a  continuing  basis and engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry  conditions,  the Reporting
Persons may in the future take such actions with respect to their  investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional  Shares,  selling  some or all of  their  Shares,  engaging  in short selling of or any hedging or similar  transaction  with respect to the Shares or changing their intention with respect to any and all matters referred to in Item
4.

----------------------                                    ----------------------
CUSIP No. 140501107                   13D                    Page 10 of 14 Pages
----------------------                                    ----------------------

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a)   The  aggregate  percentage  of Shares  reported  owned the Reporting
Persons is based upon 3,889,151 Shares outstanding, which is the total number of
Shares  outstanding  as of July 31, 2007, as reported in the Issuer's  Quarterly
Report on Form 10-Q filed with the Securities and Exchange  Commission on August
3, 2007.

            As of the close of business  on August 16,  2007,  Crossover  II and
Special  I  beneficially   owned  106,342  and  67,990   Shares,   respectively,
constituting   approximately   2.7%,  and  1.8%  respectively,   of  the  Shares
outstanding.  Crossover  GP, as the general  partner of each of Crossover II and
Special I, may be deemed to  beneficially  owned the 174,332 Shares owned in the aggregate by Crossover II and Special I, constituting  approximately 4.5% of the
Shares  outstanding.  As a  management  committee  member of  Crossover  GP, Mr.
Sherwood may be deemed to beneficially own the Shares owned by Crossover GP.

            As of the close of business on August 16,  2007,  MRMP  beneficially owned 49,938 Shares,  constituting 1.3% of the Shares outstanding.  As a trustee with sole  voting  and  dispository  power over the  Shares  owned by MRMP,  Mr.
Sherwood may be deemed to beneficially own the Shares owned by MRMP.

            As of the close of business on August 16, 2007,  The  Foundation may be deemed to beneficially  own 10,222 Shares,  constituting  less than 1% of the
Shares  outstanding.  As a director of the Foundation Mr. Sherwood may be deemed to beneficially own the 10,222 Shares owned by the Foundation.

            As of the  close of  business  on  August  16,  2007,  Mr.  Sherwood beneficially owned an additional 24,000 Shares, constituting less than 1% of the
Shares  outstanding,  by virtue of a written  agreement between Mr. Sherwood and the Warlen  L.P.  ("Warlen")  that gives Mr.  Sherwood  approval  to control all purchases and sales of the Shares owned by Warlen.

      (b)   By virtue of his  positions  with  Crossover  II,  Special I and the
Foundation,  Mr.  Sherwood  has shared  power to vote and dispose of the 184,554
Shares  aggregately  owned by Crossover II,  Special I and the  Foundation.  Mr.
Sherwood has sole power to vote and dispose of the 49,938  Shares owned by MRMP.
By virtue of his  agreement  with  Warlen,  Mr.  Sherwood  has the sole power to dispose of the 24,000  Shares  that he may be deemed to  beneficially  own.  Mr.
Sherwood does not have voting power over the 24,000 Shares owned by Warlen.

      (c)   Schedule A annexed hereto lists all  transactions  in the Securities by the Reporting  Persons during the past sixty days.  All of such  transactions were effected in the open market, except as otherwise noted on Schedule A.

      (d)   No person  other  than the  Reporting  Persons  is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

      (e)   Not applicable.

----------------------                                    ----------------------
CUSIP No. 140501107                   13D                    Page 11 of 14 Pages
----------------------                                    ----------------------

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            Mr.  Sherwood has entered  into an agreement  with Warlen that gives
Mr. Sherwood  approval to control all purchases and sales of the Shares owned by
Warlen.

            On August 16,  2007,  the  Reporting  Persons  entered  into a Joint
Filing  Agreement (the "Joint Filing  Agreement") in which the parties agreed to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect to the  securities  of the Issuer to the extent  required by  applicable law.  The Joint  Filing  Agreement  is  attached  as Exhibit  99.1 hereto and is incorporated herein by reference.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            99.1. Joint Filing Agreement by and among Ned Sherwood, ZS Crossover
                  II GP, L.L.C.,  ZS Crossover II L.P., ZS Special I L.P.,  MRMP
                  Trust and The Ned And Emily Sherwood Foundation,  dated August
                  16, 2007.

            99.2. Letter  from  Crossover  II to the Board of  Directors  of the
                  Issuer, dated August 16, 2007.

----------------------                                    ----------------------
CUSIP No. 140501107                   13D                    Page 12 of 14 Pages
----------------------                                    ----------------------

                                   SIGNATURES

After  reasonable  inquiry  and to the best of his  knowledge  and  belief,  the undersigned  certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2007        ZS CROSSOVER II L.P.

                              By: ZS Crossover II GP, L.L.C.
                                  Its General Partner

                              By: /s/ Ned Sherwood
                                  ----------------------------------------------
                              Name: Ned Sherwood
                              Title: Management Committee Member

                              ZS SPECIAL I L.P.

                              By: ZS Crossover II GP, L.L.C.
                                  Its General Partner

                              By: /s/ Ned Sherwood
                                  ----------------------------------------------
                              Name: Ned Sherwood
                              Title: Management Committee Member

                              ZS CROSSOVER II GP, L.L.C.

                              By: /s/ Ned Sherwood
                                  ----------------------------------------------
                              Name: Ned Sherwood
                              Title: Management Committee Member

                              MRMP TRUST

                              By: /s/ Ned Sherwood
                                  ----------------------------------------------
                              Name: Ned Sherwood
                              Title: Trustee

                              THE NED AND EMILY SHERWOOD FOUNDATION

                              By: /s/ Ned Sherwood
                                  ----------------------------------------------
                              Name: Ned Sherwood
                              Title: Director

                              /s/ Ned Sherwood
                              ---------------------------------------
                              NED SHERWOOD

----------------------                                    ----------------------
CUSIP No. 140501107                   13D                    Page 13 of 14 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

  TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS DURING THE PAST 60 DAYS:

     Shares Purchased          Price Per Share ($)         Date of Purchase
     ----------------          -------------------         ----------------

                                ZS SPECIAL I L.P.
                                -----------------
           3,038                    $120.3470                  08/09/07
             704                    $128.4984                  08/07/07
           1,000                    $135.3265                  07/31/07
           2,200                    $136.4975                  07/26/07
           2,500                    $141.0009                  07/25/07
           4,900                    $145.3096                  07/24/07
           1,000                    $150.3210                  07/23/07
           4,189                    $150.0500                  07/20/07
           1,030                    $153.1782                  07/19/07
           1,300                    $150.4248                  07/18/07
           3,500                    $150.9457                  07/17/07
           1,500                    $153.2359                  07/16/07
             100                    $154.3200                  07/12/07
           1,600                    $151.2666                  07/11/07
           1,500                    $152.8386                  07/09/07
             200                    $154.5498                  07/05/07
             500                    $154.5700                  07/05/07
           2,090                    $155.2450                  06/29/07
             300                    $160.5900                  06/27/07
           1,413                    $155.1348                  06/26/07
           2,295                    $153.0079                  06/25/07

     Shares Purchased          Price Per Share ($)         Date of Purchase
     ----------------          -------------------         ----------------

                              ZS CROSSOVER II L.P.
                              --------------------
           1,000                    $135.3265                  07/31/07
             100                    $163.2900                  06/19/07

                           ZS CROSSOVER II GP, L.L.C.
                           --------------------------
                                      None

                                   MRMP TRUST
                                   ----------
                                      None

                      THE NED AND EMILY SHERWOOD FOUNDATION
                      -------------------------------------
                                      None

                                  NED SHERWOOD
                                  ------------
                                      None

----------------------                                    ----------------------
CUSIP No. 140501107                   13D                    Page 14 of 14 Pages
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EXHIBIT INDEX

Exhibit                                                       Exhibit Number
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1.    Joint Filing Agreement by and among Ned Sherwood,            99.1
      ZS Crossover II GP, L.L.C., ZS Crossover II L.P.,
      ZS Special I L.P., MRMP Trust and The Ned And
      Emily Sherwood Foundation , dated August 16, 2007.

2.    Letter from Crossover II to the Board of                     99.2
      Directors of the Issuer, dated August 16, 2007.